Rachel B. Proffitt

+1 415 693 2031

rproffitt@cooley.com

May 29, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dave Edgar and Christine Dietz

Re:	Procore Technologies, Inc.

Form 10-K for the Year Ended December 31, 2023

Filed February 26, 2024

Comment Letter Dated May 7, 2024

File No. 001-40396

Ladies and Gentlemen:

On behalf of Procore Technologies, Inc. (the “Company”), we are submitting this letter in response to the letter, dated May 7, 2024, from the staff of the Division of Corporation Finance Office of Technology (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “Annual Report”) submitted to the Commission on February 26, 2024.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, the numbering of the paragraphs corresponds to the numbering of the comments in the letter from the Staff and the Staff’s comments are reproduced in italics. Page references in the text of this response letter correspond to the page numbers in the Annual Report.

Form 10-K for the Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Certain Factors Affecting Our Performance, page 58

1.

We note that your adjustments for “employer payroll tax on employee stock transactions” in each of your non-GAAP measures presented. Please tell us how you determined it is appropriate to exclude such amounts as they appear to be a normal, recurring, cash operating expense. Refer to Question 100.01 of the non-GAAP C&DIs.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that the Company’s adjustment of certain non-GAAP measures for “employer payroll tax on employee stock transactions” is permissible and appropriate under the Staff’s applicable guidance. Specifically, the Company does not believe that employer payroll tax on employee stock transactions is related to the Company’s core operations, revenue generating activities, business strategy, industry, or regulatory environment.

U.S. Securities and Exchange Commission

May 29, 2024

As noted in the Company’s existing disclosure, the amount of employer payroll tax-related items on employee stock transactions is dependent on restricted stock unit settlements, option exercises, related stock price, and other factors that are beyond the Company’s control and that do not correlate to the operation of the Company’s business. The Company does not consider these items when evaluating the performance of its business and making operating plans. For example, when considering the impact of equity award grants, the Company places a greater emphasis on overall stockholder dilution than it does on the accounting or tax-related expenses associated with such grants. The Company also believes that this adjustment is appropriate for purposes of consistency because it allows investors to see the full effect that excluding the Company’s stock-based compensation expense has on the Company’s operating results, and provides investors with a better understanding of the performance of the Company’s core business.

Further, the Company notes that in any given period, the actual amount of the employer payroll tax on employee stock transactions accounts for approximately 1% of the relevant income statement line items, including revenue, cost of revenue, sales and marketing expense, research and development expense, and general and administrative expense.

The Company also notes that adjusting for employer payroll tax on employee stock transactions in the presentation of certain non-GAAP financial measures is typical in the Company’s industry. As such, the Company believes that adjusting for this expense allows investors to better understand the performance of the Company’s core business and operating results relative to peer companies.

General

2.

We note that in your earnings calls you quantify free cash flow per share, which you also discuss in your investor day presentation on your website and in exhibit 99.1 to Form 8-K furnished on September 20, 2023. Please discontinue the presentation and discussion of this measure as non-GAAP liquidity measures that measure cash generated must not be presented on a per share basis. Refer to Rule 100(b) of Regulation G.

Response:

The Company acknowledges the Staff’s comment and will not quantify free cash flow per share going forward.

*  *   *

Please contact me at (415) 693-2031 or Jon Avina of Cooley LLP at (650) 843-5307 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Rachel B. Proffitt
Rachel B. Proffitt
Cooley LLP

cc:	Benjamin Singer, Procore Technologies, Inc.

Uyen Nguyen, Procore Technologies, Inc.

Jon Avina, Cooley LLP

Logan Tiari, Cooley LLP